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                          March 13, 2023

       Israel Bar
       Chief Executive Officer
       Maris Tech Ltd.
       2 Yitzhak Modai Street
       Rehovot, Israel 7608804

                                                        Re: Maris Tech Ltd.
                                                            Registration
Statement on Form F-3
                                                            Filed March 7, 2023
                                                            File No. 333-270330

       Dear Israel Bar:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Erin
Donahue at 202-551-6063 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing